Exhibit 99.1

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NetEase, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9999)

RESULTS OF THE 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

NetEase, Inc. (the “Company”) wishes to announce that all the proposed resolutions as set out in the Company’s Notice of the 2021 Annual General Meeting of Shareholders dated April 30, 2021, including a special resolution to amend and restate the Company’s Memorandum and Articles of Association, were duly passed at the 2021 Annual General Meeting of Shareholders held on June 23, 2021. The Amended and Restated Memorandum and Articles of Association are effective as of today.

By order of the Board
NetEase, Inc.
William Lei Ding
Director

Hong Kong, June 23, 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. William Lei Ding as the director, and Ms. Alice Cheng, Mr. Denny Lee, Mr. Joseph Tong, Mr. Lun Feng and Mr. Michael Leung as the independent directors.